

February 23, 2007

Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

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Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of December 31, 2006

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Tax-Free Income Fund	**0.99%**	**3.54%**	**3.60%**	**3.87%**	**4.50%**	**5.89%**
Lehman 5-Yr Municipal Bond Index	0.62	3.34	2.33	4.05	4.69	5.80

*Not Annualized; **Inception Date of 9/29/88

About the Fund

Net Assets (as of 12/31/06):	$375.1 Million
Inception Date:	9/29/88
Lead Manager Tenure:	Since 9/29/88
Ticker Symbol:	SNTIX
Sit Fund Number:	4
CUSIP Number:	829799-10-5
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income that is exempt from federal income tax consistent with preservation of capital.
- Lead portfolio manager has been at the helm of this Fund since inception over 18 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Michael C. Brilley

- 39 Years of industry experience.

Debra A. Sit, CFA

- 25 Years of industry experience.

Paul J. Jungquist, CPA, CFA

- 12 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.


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